UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 0)*

THE PANTRY, INC.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)

698657103
(CUSIP Number)

Brian Peduto
Chief Financial Officer
Hawkeye Capital Management, LLC
800 Third Avenue, 9th Floor
New York, NY 10022
(212) 265-0565
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -1,367,431-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -1,367,431-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -1,367,431-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.88%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -1,367,431-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.88%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.

698657103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -1,367,431-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.88%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the “Shares”), issued by The Pantry, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 305 Gregson Drive, Cary, NC 27511.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively, the “Reporting Persons”) with respect to shares of Common Stock of The Pantry, Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 9th Floor, New York, NY 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, Windward 1 Regatta Office Park, West Bay Road, Georgetown, Grand Cayman, Cayman Islands.

Hawkeye Capital Management, LLC (“Hawkeye”) is primarily engaged in the business of investing in securities.  Hawkeye provides advisory services to privately offered pooled investment vehicles exempt from registration under the Investment Company Act of 1940, as amended (collectively, the “Hawkeye Funds”).  Richard A. Rubin is the Managing Member of Hawkeye.   The Hawkeye Funds are organized in a master-feeder structure.  Investors invest in one or more of the three feeder funds: Hawkeye Capital, L.P. and Hawkeye Capital Institutional, L.P. (the domestic feeder funds) and Hawkeye Capital Offshore (the offshore feeder fund).  The feeder funds invest substantially all of their assets in the master fund, Hawkeye Capital Master.

The name, citizenship, present principal occupation or employment and business address of each executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 1,367,431 Shares.  The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $16,083,722.90.   The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction

The purpose of the acquisition of Shares is for investment.  The Reporting Persons may engage with or otherwise have conversations with management of the Issuer to discuss business and strategic alternatives for the Issuer, including but not limited to, aggressive debt paydown and a potential sale of the Issuer.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer and/or its subsidiaries in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a)      The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,367,431 Shares representing approximately 5.88% of the Issuer’s outstanding Shares (based upon the 23,261,430 Shares stated to be outstanding as of February 2, 2012 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended December 29, 2011).

(b)      For purposes of this Schedule 13D:

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 1,367,431 Shares which may be deemed to be beneficially owned by each Reporting Person by virtue of their relationship to Hawkeye Capital Master, and to which Richard A. Rubin has sole voting and dispositive power in his role as Managing Member of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master.  Each of Hawkeye and Mr. Rubin disclaims beneficial ownership of such Shares for all other purposes.

(c)      The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share / Premium Per Option

Hawkeye Capital Master	1/19/2012	5,600	$11.8900
Hawkeye Capital Master	1/23/2012	62,900	$11.8810
Hawkeye Capital Master	1/31/2012	5,243	$11.7271
Hawkeye Capital Master	2/22/2012	30,000	$11.8206
Hawkeye Capital Master	3/5/2012	538,500	$11.8900
Hawkeye Capital Master	3/9/2012	50,000	$12.0200
Hawkeye Capital Master	3/9/2012	100,000	$12.0300
Hawkeye Capital Master	3/13/2012	115,000	$12.0170

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 N/A

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2012

Hawkeye Capital Master

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member of Hawkeye Capital Management, LLC, Manager of Hawkeye Capital Master

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2012

Richard A. Rubin

By:	/s/ Richard A. Rubin
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

Hawkeye Capital Management, LLC

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member

SCHEDULE A
EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each executive officer of each of the Reporting Persons.  Each such person is a citizen of the United States of America.  Except as otherwise indicated, the business address of each executive officer is c/o Hawkeye Capital Management, LLC, 800 Third Avenue, 9th Floor, New York, NY 10022. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the executive officers of the Reporting Persons own any Shares.

HAWKEYE CAPITAL MANAGEMENT, LLC

Name	Position
Richard A. Rubin	Managing Member
Brian Peduto	Chief Financial Officer
Matthew Hardin	Chief Compliance Officer

HAWKEYE CAPITAL MASTER

Name	Position
Hawkeye Capital Management, LLC	Manager